Exhibit 99.1

Tencent Music Entertainment Group Announces Third Quarter 2024 Unaudited Financial Results

SHENZHEN, China, November 12, 2024 /PRNewswire/ --Tencent Music Entertainment Group (“TME,” or the “Company”) (NYSE: TME and HKEX: 1698), the leading online music and audio entertainment platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Financial Highlights

•	Total revenues were RMB7.02 billion (US$1.0 billion), representing a 6.8% year-over-year increase, primarily due to strong year-over-year growth in revenues from online music services, and partially offset by a decline in revenues from social entertainment services and others.

•	Revenues from music subscriptions were RMB3.84 billion (US$547 million), representing 20.3% year-over-year growth. The number of paying users increased by 15.5% year-over-year to 119.0 million, up by 2.0 million from the second quarter of 2024. ARPPU grew 4.9% year-over-year to RMB10.8.

•	Net profit was RMB1.71 billion (US$244 million), representing 35.3% year-over-year growth. Net profit attributable to equity holders of the Company was RMB1.58 billion (US$226 million), representing 35.5% year-over-year growth. Non-IFRS net profit[1] was RMB1.94 billion (US$276 million), representing 29.1% year-over-year growth. Non-IFRS net profit attributable to equity holders of the Company[1] was RMB1.81 billion (US$258 million), representing 28.8% year-over-year growth.

•	Diluted earnings per ADS was RMB1.01 (US$0.14), up from RMB0.74 in the same period of 2023.

•	Total cash, cash equivalents, term deposits and short-term investments as of September 30, 2024 were RMB36.04 billion (US$5.14 billion).

•	As of September 30, 2024, the Company had repurchased 42.1 million ADSs in the open market with cash for a total consideration of US$335.5 million, of which approximately US$100 million were repurchased in the third quarter.

Mr. Cussion Pang, Executive Chairman of TME, commented, “Our commitment to high-quality growth is reflected in another solid quarterly performance. The steady expansion of our music subscribers and diversified music services continue to drive overall growth and profitability. We are encouraged by the growing synergies between our platform and well-established content ecosystem, which have become a vital force in empowering us to seize new opportunities for long-term, sustainable growth.”

Mr. Ross Liang, CEO of TME, continued, “This quarter's robust music subscription performance, with better-than-expected net subscriber additions and an expanding ARPPU, highlights the effectiveness of our balanced approach to achieve growth, which is important to drive paying user base expansion in the coming years. By offering enriched and differentiated user privileges, our value proposition for more premium memberships has been well accepted, cultivating greater loyalty on our platform.”

1 Non-IFRS net profit and non-IFRS net profit attributable to equity holders of the Company were arrived at after excluding the combined effect of amortization of intangible assets and other assets arising from business acquisitions or combinations, share-based compensation expenses, net losses/gains from investments, and related income tax effects.

Third Quarter 2024 Operational Highlights

•	Key Operating Metrics

	3Q24	3Q23	YoY %
MAUs – online music (million)	576	594	(3.0%)
Mobile MAUs – social entertainment (million)	90	129	(30.2%)
Paying users – online music (million)	119.0	103.0	15.5%
Paying users – social entertainment (million)	7.9	7.8	1.3%
Monthly ARPPU – online music (RMB)	10.8	10.3	4.9%
Monthly ARPPU – social entertainment (RMB)	64.8	86.2	(24.8%)

Dynamic and robust content ecosystem enabled us to diversify our offerings and capitalize on emerging trends swiftly.

~~•~~	Expanded and deepened partnerships with leading record labels: 1) Renewed contracts with YH Entertainment Group and Image Music Group to include early access for new song releases. 2) Strategic alliance with Galaxy Corporation further strengthened our advantage in K-pop content offerings, including digital albums, merchandise, and multi-year hosting rights for G-Dragon’s concerts in Asia and other regions.

•	Elevated our industry impact through hosting influential and tailored concert events: 1) Successfully staged TME’s Zebra Music Festival in September, a two-day live music event attracting nearly 65,000 music fans, featuring performances from leading artists such as Chen Chusheng, Joker Xue, and Zhang Yuan[2], alongside Tencent musicians and other popular artists Leon Liu, Zhao Lei, and Suede[2]. 2) Organized pop singer and songwriter Yu Jiayun’s live concert, marking his first-ever ticketed show with over 10,000 attendees.

•	Produced and promoted chart-topping theme songs for popular Tencent games such as League of Legends: Wild Rift and Peacekeeper Elite, and elevated engagement by offering in-game benefits to listeners.

•	Collaborated with artists and labels to offer Super VIP (“SVIP”) members additional privileges, enhancing conversion and loyalty. This includes: 1) Complimentary access to an extensive digital album collection. 2) Proprietary concerts and fan engagement activities, such as pre-sales for ticket concerts by G.E.M., Mariah Carey, and TIA RAY [2] during the quarter.

Effective operations and expansive privileges led to subscriber base expansion and SVIP adoption, paving a strong foundation for sustained future growth.

•	Enhanced recommendation algorithms increased overall subscriber conversion, with recommendation-driven streams reaching a record high.

•	Introduced more personalized product features including dynamic player skins, audio players, and ringtones; collaborated with popular IPs such as Black Myth: Wu Kong, Crayon Shin-chan, and Disney to drive engagement.

~~•~~	Leveraged expanding LLM capabilities to improve contents production and discovery effectiveness.

2 Names of artists and bands contained in this press release are sorted according to the following rules: (i) grouped by artists and bands: and (ii)in alphabetical order by full names.

•	Over 10 million SVIP subscribers as of the end of September 2024, with blended ARPPU and user engagement higher than non-SVIP subscribers.

•	For SVIP adoption, premium audio quality and enriched long-form audio offerings were some of the key growth drivers. Features such as QQ Music’s Premium Sound, DTS sound quality, and Kugou Music’s Viper Ultra Sound helped enhance SVIP member experiences. We also expanded the Viper series privileges to in-vehicle use through strengthened partnerships with Xiaomi, Li Auto, and NIO.

Third Quarter 2024 Financial Review

Total revenues increased by 446 million, or 6.8%, to RMB7.02 billion (US$1.0 billion) from RMB6.57 billion in the same period of 2023.

•	Revenues from online music services delivered a strong year-over-year increase of 20.4% to RMB5.48 billion (US$781 million) from RMB4.55 billion in the same period of 2023. The increase was driven by solid growth in music subscription revenues, supplemented by growth in revenues from advertising services. Revenues from music subscriptions were RMB3.84 billion (US$547 million), representing 20.3% year-over-year growth compared with RMB3.19 billion in the same period of 2023. This rapid growth was driven by continuous expansion in the online music paying user base and improved ARPPU. The number of online music paying users increased by 15.5% year-over-year to 119.0 million, with a monthly ARPPU of RMB10.8 in the third quarter of 2024. The increase in the number of paying users and monthly ARPPU was primarily due to high quality contents, attractive membership privileges, optimized user operations and effective promotions, as well as the expansion of SVIP membership program. The year-over-year increase in revenues from advertising was primarily due to our more diversified product portfolio and innovative ad formats, such as ad-supported mode. Additionally, increased revenues from offline performances also contributed to the growth in revenues from online music services.

•	Revenues from social entertainment services and others decreased by 23.9% to RMB1.54 billion (US$219 million) from RMB2.02 billion in the same period of 2023. The continued decrease was mainly the result of adjustments to certain live-streaming interactive functions and more stringent compliance procedures implemented. Meanwhile, we continue to focus on the healthy growth in advertising and VIP memberships within social entertainment.

Cost of revenues decreased by 4.8% year-over-year to RMB4.02 billion (US$573 million), mainly due to decreased revenues from social entertainment services that led to less revenue sharing fees, partially offset by increased costs related to offline concerts and music festivals, content costs of royalties and payment channel fees.

Gross margin increased to 42.6% from 35.7% in the same period of 2023, primarily due to strong revenue growth from music subscriptions and advertising services, and the ramp-up of our own content.

Total operating expenses decreased by 3.9% year-over-year to RMB1.22 billion (US$174 million). Operating expenses as a percentage of total revenues decreased to 17.4% from 19.3% in the same period of 2023.

•	Selling and marketing expenses were RMB220 million (US$31 million), which were relatively stable compared with same period of last year. We continue to maintain ROI focused approach for promotion expenses.

•	General and administrative expenses were RMB1.00 billion (US$142 million), representing a 4.9% year-over-year decrease. This decrease was primarily due to reduced employee-related expenses.

Total operating profit was RMB2.14 billion (US$306 million) in the third quarter of 2024, representing an increase of 50.5% year-over-year.

The effective tax rate for the third quarter of 2024 was 17.7% compared with 12.2% in the same period of 2023. The increase in the effective tax rate was mainly driven by the accrual of withholding income tax of RMB113 million (US$16 million) in the third quarter of 2024.

For the third quarter of 2024, net profit was RMB1.71 billion (US$244 million) and net profit attributable to equity holders of the Company was RMB1.58 billion (US$226 million). Non-IFRS net profit was RMB1.94 billion (US$276 million) and non-IFRS net profit attributable to equity holders of the Company was RMB1.81 billion (US$258 million). Please refer to the section in this press release titled “Non-IFRS Financial Measure” for details.

Basic and diluted earnings per American Depositary Shares (“ADS”) for the third quarter of 2024 were RMB1.02 (US$0.15) and RMB1.01 (US$0.14), respectively; non-IFRS basic and diluted earnings per ADS were RMB1.17 (US$0.17) and RMB1.16 (US$0.16), respectively. The Company had weighted averages of 1.55 billion basic and 1.57 billion diluted ADSs outstanding, respectively. Each ADS represents two of the Company’s Class A ordinary shares.

As of September 30, 2024, the combined balance of the Company’s cash, cash equivalents, term deposits and short-term investments amounted to RMB36.04 billion (US$5.14 billion), compared with RMB35.03 billion as of June 30, 2024.

Share Repurchase Program

Under the US$500 million Share Repurchase Program announced on March 21, 2023, as of September 30, 2024, we had repurchased 42.1 million ADSs in the open market with cash for a total consideration of US$335.5 million.

Environmental, Social, and Governance (“ESG”)

In the third quarter, we published our inaugural ESG report, detailing our practices and achievements across environmental, social, and governance areas. This report underscores our unwavering commitment to sustainable development and corporate social responsibility.

Additionally, the Tencent Musician Platform was recognized as one of China’s first model cases for its national copyright powerhouse strategy recently, honoring our contributions to music copyright protection and the advancement of the music industry.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0176 to US$1.00, the noon buying rate in effect on September 30, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. TME believes that non-IFRS net profit helps identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the period. TME believes that non-IFRS net profit for the period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit for the period should not be considered in isolation or construed as an alternative to operating profit, net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. TME encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit for the period represents profit for the period excluding amortization of intangible and other assets arising from business acquisitions or combinations, share-based compensation expenses, net losses/gains from investments and related income tax effects.

Please see the “Unaudited Non-IFRS Financial Measure” included in this press release for a full reconciliation of non-IFRS net profit for the period to its net profit for the period.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME and HKEX: 1698) is the leading online music and audio entertainment platform in China, operating the country’s highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME’s mission is to create endless possibilities with music and technology. TME’s platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 818415

SOURCE Tencent Music Entertainment Group